ROADRUNNER TRANSPORTATION SYSTEMS, INC.
4900 S. Pennsylvania Avenue
Cudahy, WI 53110
June 16, 2016
VIA EDGAR
Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549
RE:    Roadrunner Transportation Systems, Inc.
Form 10-K for the Year Ended December 31, 2015 Filed
March 1, 2016
Form 10-Q for the Quarter Ended March 31, 2016
Filed May 10, 2016
File No. 001-34734
Dear Mr. Mew:
Thank you for your review of the above-referenced Form 10-K and Form 10-Q of Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Company”). This letter responds to comments on the Form 10-K and Form 10-Q provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2016 (the “Comment Letter”). The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Form 10-K for the Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1.
We note that in recent earnings releases you discuss certain non-financial information as summary LTL operating statistics. Please tell us if these are considered key performance indicators management uses in managing the business and tell us your consideration of disclosing such measures in your MD&A. Please refer to Section III.B of SEC Release 33- 8350.

Response:
The non-financial LTL operating statistics (operating ratio, tonnage, shipments, revenue per hundredweight (including and excluding fuel), weight per shipment and linehaul cost per mile) summarized in the earnings releases are key performance indicators used in managing the Company’s LTL reporting unit. These are standard LTL operating statistics used across the transportation industry, including by the analysts covering the Company. Each reporting period, the Company considers these key performance indicators when drafting its MD&A and discloses those key performance indicators when relevant to help explain its results of operations, as well as to enhance the overall analysis and disclosure. For example, in the MD&A contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, the

Company disclosed the 13.5% reduction in tonnage from fiscal 2014 to fiscal 2015 as one of the factors that impacted LTL revenues in fiscal 2015 (page 27). The Company also disclosed the tonnage growth, increase in LTL shipments, weight per shipment and revenue per hundredweight (excluding fuel surcharges) in its discussion regarding the increase in its LTL revenues from fiscal 2013 to fiscal 2014 (page 29). Finally, the Company disclosed the change in its linehaul cost per mile in its discussion of purchased transportation costs in both the fiscal 2014/2015 (page 27) and fiscal 2013/2014 (page 29) comparisons. In the MD&A contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, the Company disclosed the 13.8% reduction tonnage and the 3.2% increase in revenue per hundredweight (excluding fuel surcharges) in its discussion regarding the change in LTL revenues from the first quarter of 2015 to the first quarter of 2016 (page 15). The Company also disclosed the change in its linehaul cost per mile in its discussion of purchased transportation costs in the Q1 2015/Q1 2016 comparisons (page 15). The Company will continue to consider these key performance indicators in the future when drafting MD&A and, pursuant to the Commission’s suggestion, the Company anticipates that future MD&A discussions will include the key performance indicators noted in its earnings releases.
Form 10-Q for the Quarter Ended March 31, 2016
Notes to Unaudited Condensed Consolidated Financial Statements
3. Goodwill and Intangible Assets, page 6

2.
We note your disclosure that due to a decline in TL revenues, you performed an interim goodwill impairment analysis of your TL reporting unit as of March 31, 2016 and determined that no impairment had occurred. However, we note from your disclosure in Note 12 that the LTL and Global Solutions segments had significant declines in revenues during the quarter. Given these declines in revenues and the fact that your market capitalization is below net assets, please tell us why you believe an interim impairment analysis was only needed for the TL reporting unit. Also, if any of the reporting units are at risk of failing step one of the impairment test, please tell us and disclose in MD&A the percentage by which the fair value of your reporting units exceeded their carrying values as of the date of most recent test. Additionally, please explain how the above factors and the current industry environment were considered in determining the fair value of your reporting units as of the most recent test date.

Response:
The Company performed an interim goodwill impairment analysis as of September 30, 2015 for each of its reporting units due to a decline in revenues during the quarter, the slow-down in the transportation industry, and the decline in the Company’s market capitalization. As part of this interim goodwill impairment analysis, the Company revised its internal forecast for each reporting unit as of September 30, 2015. The Company determined that no impairment had occurred as each reporting unit’s calculated fair value exceeded its carrying value by at least 65% as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (page F-15).
The Company updated its revised internal forecast for each reporting unit as of March 31, 2016, which considered, among other things, the projected impact on the financial performance of each reporting unit from the continuing soft demand across the industry, as well as operating cost improvements. The Company’s updated internal forecasts for the LTL and Global Solutions reporting units as of March 31, 2016 did not change materially from the internal forecasts for those reporting units used in the Company’s interim goodwill impairment analysis as of September 30, 2015. For the quarter ended March 31, 2016, the Company considered relevant events to determine if a triggering event had occurred in any of its reporting units which would require an interim goodwill impairment analysis, including:

•	industry and market conditions, including low freight volumes and ongoing pricing pressures;

•	the financial performance of each reporting unit compared to the Company’s updated internal forecast; and

•	specific events, including the loss of a key customer in the Company’s TL reporting unit and planned operational restructuring in the Company’s TL and LTL reporting units.
Although revenues declined in both the LTL and Global Solutions reporting units during the quarter ended March 31, 2016 from the quarter ended March 31, 2015, favorable operating cost improvements enabled the Company to substantially meet the revised internal forecasts in both reporting units during the quarter. Accordingly, after considering all of the relevant factors, the Company concluded that no triggering events requiring an interim goodwill impairment analysis had occurred during the quarter ended March 31, 2016 for its LTL or Global Solutions reporting units. By contrast, margin reductions in the Company’s OEM ground and air expedite service offerings due to excess capacity in both modes and the lack of supply chain disruption, as well as a significant increase in other operating expenses during the quarter, caused the Company’s TL reporting to fail to meet the Company’s revised internal forecast during the quarter ended March 31, 2016. Accordingly, the Company completed an interim goodwill impairment analysis of its TL reporting unit and determined that no impairment had occurred as the TL reporting unit’s calculated fair value exceeded its carrying value by at least 87%. Given the fair value of the TL reporting unit exceeded its carrying value by substantially more than the lowest threshold reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, no additional disclosure of such cushion was deemed necessary in the Form 10-Q. The Company will update its disclosure of the step one cushion in future filings if it decreases or the Company believes it is at risk of failing step one. The Company’s method for determining fair value for each reporting unit includes an income approach based on projected future cash flows and a market approach based upon peer companies’ and recent market transaction valuation based on EBITDA.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17

3.
We note your disclosure that based on your financial forecasts as of June 30, 2016, you believe there is a risk that you may not be in compliance with your financial covenants as of the end of the second quarter. If you believe it is reasonably likely that, absent a waiver or amendment to the credit agreement, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Also, please revise to explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, Sections I.D and IV.C. of SEC Interpretive Release No. 33-8350.

Response:
The Company disclosed the required maximum cash flow leverage ratio as of March 31, 2016, as well as the decreased required maximum cash flow leverage ratio as of June 30, 2016, in its Form 10-Q for the quarter ended March 31, 2016 (page 8). In future filings, the Company will disclose all of the required financial covenant ratios under its credit agreement, including both the maximum cash flow leverage ratio and the minimum fixed charge coverage ratio.
Pursuant to Section I.D and IV.C of SEC Interpretive Release No. 33-8350, “companies also should consider whether their MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants.” Section IV.C of Release No. 33-8350 provides that a company that is, or is reasonably likely to be, in breach of debt covenants should disclose material information about that breach and analyze the impact on the company if material, which analysis should include, as applicable and to the extent material, among other things, the steps that the company is taking to avoid the breach, the impact or reasonably likely impact of the breach on financial condition and operating performance, and alternate sources of funding.
As set forth in the Company’s Form 10-Q for the quarter ended March 31, 2016, the Company was in compliance with its financial covenants as of March 31, 2016 (page 8). These financial covenants are tested quarterly, with the next test date being June 30, 2016. Compliance as of June 30, 2016 will be determined when the financial statements for the quarter ended June 30, 2016 are finalized, which will occur within 40 days following the end of such quarter. As set forth in the Company’s Form 10-Q for the quarter ended March 31, 2016, the Company disclosed that it believed there was a risk that it would not be in compliance with its financial covenants as of June 30, 2016 (page 17). The Company also disclosed the steps it was taking to avoid the breach, which included working with its lenders to either obtain a waiver or modify the financial covenants (page 17). In early June, the Company met with its primary lending group regarding an amendment to the credit agreement, which when finalized will include modifications to the specified fixed charge coverage ratio and cash flow leverage ratio for the quarters ending June 30, 2016, September 30, 2016, December 31, 2016, March 31, 2017 and June 30, 2017. In addition, the credit agreement amendment will also include an adjustment to EBITDA for certain downsizing costs incurred by the Company during the first and second quarters of 2016. The Company expects the credit agreement amendment to be finalized on Friday, June 17, 2016. The Company thought it reasonable to exclude the actual ratios as of March 31, 2016 since the Company was in compliance with the financial covenants as of March 31, 2016, disclosed the risks of non-compliance as noted above, and expected to receive a modification to its covenant calculations in connection with the amendment. In future filings, if the Company is, or is reasonably likely to be, in breach of the financial covenants under its credit agreement, the Company will disclose the material information about that breach or likely breach.
Finally, as described in the Company’s Risk Factors set forth in its Form 10-K for the year ended December 31, 2015 (page 14), a default under the terms of its credit facility and its failure to obtain appropriate amendments or waivers under the applicable financing documents could result in the borrowing against the facility becoming immediately due and payable. To allow investors to more easily understand our current ability to meet our financial covenants, in future filings, we plan to expand the disclosure in the Capital Resources and Liquidity section of Management’s Discussion and Analysis similar to the following:
“Our credit agreement contains certain financial covenants, including a minimum fixed charge coverage ratio and a maximum cash flow leverage ratio. The required maximum cash flow leverage ratio is [ratio] as of [date]. As of and during the three months ended [date], we were in compliance with the financial covenants contained in the credit agreement. If we default under the terms of our credit agreement and fail to obtain appropriate amendments to or waivers under the applicable financing arrangement, our borrowings against the facility could be immediately declared due and payable. If we fail to pay the amount due, the lenders could proceed against the collateral by which our loans are secured, our borrowing capacity may be limited, or the facility could be terminated. If acceleration of outstanding borrowings occurs or if the facilities are terminated, we may have difficulty borrowing additional funds sufficient to refinance the accelerated debt or entering into new credit or debt arrangements, and, if available, the terms of the financing may not be acceptable. A default under our senior credit facility could have a material adverse effect on our liquidity and financial condition. See the section titled “Risk Factors - Our senior credit facility contains financial and other restrictive covenants with which we may be unable to comply. A default under these financing arrangements could cause a material adverse effect on our liquidity, financial condition, and results of operations” included in our Annual Report on Form 10-K for the year ended December 31, [year]. In addition, our credit agreement contains negative covenants limiting, among other things, additional indebtedness, capital expenditures, transactions with affiliates, additional liens, sales of assets, dividends, investments, advances, prepayments of debt, mergers and acquisitions, and other matters customarily restricted in such agreements. Our credit agreement also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the credit agreement to be in full force and effect, and a change of control of our business.”

As requested by the Staff, the Company acknowledges the following:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any comments or questions regarding our responses, please contact the undersigned at (414) 615-1648.
Sincerely,

/s/ Peter R. Armbruster

Peter R. Armbruster
Chief Financial Officer